SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Hourly 401(k) Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

Georgia-Pacific Corporation Hourly 401(k) Plan

Financial Statements and Schedule as of December 31, 2001 and 2000 Together With Auditors' Report

GEORGIA-PACIFIC CORPORATION

HOURLY 401(K) PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits--December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

Schedule I:	Schedule H, Line 4i--Schedule of Assets (Held at End of Year)-- December 31, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants of the Georgia--Pacific Corporation Hourly 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the GEORGIA-PACIFIC CORPORATION HOURLY 401(K) PLAN as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Hourly 401(k) Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP Atlanta, Georgia May 13, 2002

GEORGIA-PACIFIC CORPORATION

HOURLY 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000

CONTRIBUTIONS RECEIVABLE:
Employer	$ 246,333	$ 219,883
Participants	690,056	1,718,442

Total contributions receivable	936,389	1,938,325

INVESTMENTS, at market value, based upon quoted market prices:
Interest in master trusts (Note 5)	233,080,237	104,041,070
Mutual funds	291,328,011	292,429,700
INVESTMENTS, at cost:
Participant loans	11,378,771	1,730

Total investments	535,787,019	396,472,500

OTHER PAYABLE	0	(228,791)

NET ASSETS AVAILABLE FOR BENEFITS	$536,723,408	$398,182,034

The accompanying notes are an integral part of these statements.

GEORGIA-PACIFIC CORPORATION

HOURLY 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

NET INVESTMENT LOSS:
Interest and dividend income	$ 7,731,111
Net depreciation in market value of mutual funds	(26,561,398)
Net loss from master trusts (Note 5)	(649,873)
Interest from participant loans	225,365

Total net investment loss	(19,254,795)

CONTRIBUTIONS:
Participants	42,321,229
Employer	10,465,839

Total contributions	52,787,068

AMOUNTS DISTRIBUTED TO PARTICIPANTS	(24,877,032)

TRANSFER OUT OF PLAN (Note 1)	(105,908,524)

TRANSFER TO PLAN (Note 1)	235,794,657

NET INCREASE	138,541,374

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	398,182,034

End of year	$536,723,408
=============

The accompanying notes are an integral part of this statement.

GEORGIA-PACIFIC CORPORATION

HOURLY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000

1.	ORGANIZATION AND PLAN DESCRIPTION

The following brief description of the Georgia-Pacific Corporation Hourly 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain groups of hourly employees of Georgia-Pacific Corporation (the "Employer" or "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. For unionized groups, participation in the Plan must be specified in the applicable collective bargaining agreement; management designates nonunion participating groups.

Eligible employees may elect to participate in the Plan beginning the first pay date in any month after completing three full calendar months of service. The participant becomes eligible for matching contributions beginning the first day of the month following the completion of one year of service.

Plan assets are held in trust funds and are invested on the participants' behalf, with all investment earnings for each fund credited to the accounts of participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the trustee and custodian of the Plan.

In November 2000, the Company acquired the Fort James Corporation. As such, the net assets of the Fort James 401(k) Retirement Savings Plan, with respect to active employees whose terms and conditions of employment are governed by a collective bargaining unit and active nonunion employees employed at the Old Milochie Plant in Maine, were transferred to the Plan on October 1, 2001.

In August 2001, the Company completed the sale of a portion of its paper and pulp assets to Domtar, Inc. The participants affected by the sale were eligible to participate in a defined contribution plan sponsored by Domtar, Inc. As a result, the net assets of these respective participants were transferred to the Domtar, Inc. plan in late 2001.

Contributions and Vesting

The Plan allows for both employer and participant contributions on a before-tax basis. The percent of eligible compensation a participant is able to contribute, the percent of the Employer's match (if any), and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the agreement applicable to that group. Contributions are limited by the maximum allowable under the Internal Revenue Code ("IRC").

Participants are immediately vested in their contributions and the Employer's contributions.

The Plan allows participant contributions, and any investment income (losses) earned thereon, to be allocated between any of the available investment funds offered by the Plan. Participants may change investment allocations at any time. Employer matching contributions are invested based on the allocation chosen by the participant.

Contributions are transferred to the Trustee weekly and invested in the Vanguard Treasury Money Market Fund until they can be credited to participants' accounts and invested in accordance with the participants' investment elections. Earnings on the short-term investments are allocated to the participants' accounts once each year.

Withdrawals and Termination

In the event of a participant's termination of employment, death, or attainment of age 59 1/2, the participant or his/her beneficiary may elect to receive, in cash and/or Georgia-Pacific Corporation--Timber Group Common Stock (prior to October 6, 2001), Plum Creek Common Stock (subsequent to October 5, 2001), or Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock, his/her entire account balance.

Hardship withdrawals are permitted if certain criteria are met, as defined by the Plan, and are subject to taxes in the year received. Hardship withdrawals (either full or partial) are paid in cash and result in a suspension of the right to make participant contributions to the Plan for a period of at least 12 months.

Participant Loans

The Plan allows participants currently employed by the Company to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at a rate equal to the prime lending rate plus one at the date of origination of the loan. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term unless the loan was used to purchase a primary residence, which could extend the term to 15 years. Loans become due and payable in full once a participant terminates employment. Interest rates ranged from 5.75% to 10% during the year ended December 31, 2001.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to use estimates and assumptions that affect the net assets available for the benefits and the changes therein. Actual results could differ from these estimates.

Investment Valuation

Investments are presented at market value. Market values of mutual funds and common stock are determined principally from quotations as reported on various securities exchanges. Participant loans are presented at cost, which approximates fair value.

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net depreciation in the market value of mutual funds in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and the cost at the beginning and end of the year for mutual funds held throughout the year as well as the difference between the year--end market value and cost for mutual funds purchased during the year. For mutual funds sold or distributed during the year, the net depreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

3.	INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated June 20, 1997 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.	INVESTMENTS

Investment Options

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options:

Fixed Income Options

The general investment objective for these options is to provide a high level of current income.

The Vanguard Short-Term Treasury Fund is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years.

The Vanguard Total Bond Market Index Fund invests in U.S. government bonds, high quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Total Bond Market Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

The Loomis Sayles Bond Fund--Institutional Class is invested in bonds, including corporate and convertible bonds. This fund seeks to provide high total investment return through a combination of current income and capital appreciation.

Company Stock Options

The Georgia-Pacific Group Stock Fund is invested principally in shares of Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock.

Prior to October 6, 2001, the Georgia-Pacific Timber Stock Fund was invested principally in shares of Georgia-Pacific Corporation--Timber Group Common Stock. Effective September 22, 2001, the Plan no longer allows any transfers, including contributions, into this fund (Note 5).

Effective October 6, 2001, the Plum Creek Stock Fund is invested principally in shares of Plum Creek Timber Company, Inc. ("Plum Creek") Common Stock (Note 5).

Balanced Options

The objectives of these options are to conserve principal, pay current income, and achieve long-term growth of principal and income by investing in a combination of stocks, bonds, and cash reserves.

The Vanguard Balanced Index Fund is invested in two Vanguard funds: 60% in a stock fund and 40% in a bond fund. This option seeks to provide income and long-term growth of capital.

The Vanguard LifeStrategy Growth Fund is invested in four Vanguard funds: a stock fund, an international stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide long-term growth of capital and income.

The Vanguard LifeStrategy Income Fund is invested in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income.

The Vanguard LifeStrategy Conservative Growth Fund is invested in five Vanguard funds: a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and a moderate long-term growth of capital.

The Vanguard LifeStrategy Moderate Growth Fund is invested in four Vanguard funds: an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

Growth and Income Options

The goal of these options is to achieve long-term growth of principal and income and reasonable current income.

The Vanguard 500 Index Fund is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index.

The Vanguard Total Stock Market Index Fund is invested in a large sample of stocks that match certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

The Vanguard Windsor II Fund is invested in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

Growth Options

The objective of these options is to achieve long-term growth of capital; dividend income is incidental.

The Vanguard Extended Market Index Fund seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

The Vanguard PRIMECAP Fund is invested in stocks of companies with above average prospects for continued earnings growth, strong industry positions, and skilled management teams. This fund seeks to provide long-term growth of capital.

Aggressive Growth Option

The goal of this option is to achieve maximum long-term capital growth by investing in stocks of small companies or narrow market segments.

The Vanguard Small-Cap Index Fund is invested in a large sample of stocks that match certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

Money Market Option

The goal of this option is to provide maximum current income consistent with preservation of capital and liquidity.

The Vanguard Treasury Money Market Fund is invested exclusively in U.S. government obligations.

International Option

The goal of this option is to achieve long-term growth of capital by investing in the stocks of companies located outside the United States.

The Vanguard International Growth Fund invests primarily in the stocks of companies based outside the United States. This fund seeks to provide long-term capital appreciation.

Significant Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows as of December 31, 2001 and 2000:

	2001	2000

Vanguard Short--Term Treasury Fund	$ 33,084,399	$ 43,669,219
Georgia-Pacific Group Common Stock	224,859,483	93,872,138
Vanguard Balanced Index Fund	N/A	21,445,433
Vanguard 500 Index Fund	93,458,806	150,411,089
Vanguard PRIMECAP Fund	N/A	20,797,912
Vanguard Treasury Money Market Fund	60,186,063	27,407,360

5.	MASTER TRUSTS

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Fund in certain defined contribution plans qualified under Internal Revenue Code Section 401(k) and are administered by the Georgia-Pacific Corporation.

On December 16, 1997, the shareholders of Georgia-Pacific Corporation approved the conversion of all Georgia-Pacific Common Stock into Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock and to distribute one share of a new class of Common Stock, Georgia-Pacific Corporation--Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust"). On August 15, 2001, shareholders of Georgia-Pacific Corporation Timber Company ("G-P Timber") and Plum Creek approved the merger of the two companies. Effective October 6, 2001, G-P Timber shareholders received 1.37 shares of Plum Creek Common Stock in exchange for each share of G-P Timber Common Stock. As such, on October 6, 2001, the Timber Master Trust converted into the Plum Creek Stock Fund Master Trust ("Plum Creek Master Trust"). This investment option will be eliminated on or before October 6, 2002.

The market values of the master trusts are allocated to the individual participating plans based on the relative value of the assets of each plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

The Plan's interest in the Group Master Trust as of December 31, 2001 and 2000 is approximately 31% and 27%, respectively. A summary of the Group Master Trust as of December 31, 2001 and 2000 is shown below:

	2001	2000

Investments, at market:
Georgia-Pacific Corporation--Group Common Stock	$727,893,502	$380,478,505
Vanguard Treasury Money Market Fund	10,251,542	4,045,492

Total investments	738,145,044	384,523,997

Receivables:
Interest	17,714	16,656
Other receivables	4,867,055	679,748

Total receivables	4,884,769	696,404

Less payables	2,716,643	4,054,729

Total net assets	$740,313,170	$381,165,672
	=============	=============

A summary of net investment loss of the Group Master Trust for the year ended December 31, 2001 is shown below:

Interest and dividends	$ 7,814,427
Net depreciation in market value of common stock	(25,204,032)
Investment expense	(187,785)

Net investment loss from the Group Master Trust	$(17,577,390)
=============

The Plan's interest in the Plum Creek Master Trust as of December 31, 2001 is approximately 20%. The Plan's interest in the Timber Master Trust as of December 31, 2000 is approximately 22%. A summary of the Plum Creek Master Trust as of December 31, 2001 and the Timber Master Trust as of December 31, 2000 is shown below:

	2001	2000
Investments, at market:
Georgia-Pacific Corporation--Timber Group Common Stock	$ 0	$46,228,979
Plum Creek Common Stock	41,039,234	0
Vanguard Treasury Money Market Fund	1,393,140	487,389

Total investments	42,432,374	46,716,368

Receivables:
Interest	977	3,040
Other receivables	127	11

Total receivables	1,104	3,051

Less payables	850,098	77,287

Total net assets	$41,583,380	$46,642,132
	============	===========

A summary of net investment income of the Plum Creek Master Trust for the year ending December 31, 2001 is shown below:

Interest and dividends	$ 2,802,673
Net appreciation in market value of common stock	12,973,796
Investment expense	(47,541)

Net investment income from the Plum Creek Master Trust	$15,728,928
============

6.	PLAN TERMINATION

The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Company terminates the Plan, each participant's account balance would be fully vested.

7.	RELATED--PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee and shares of common stock of the Employer, the administrator of the Plan. As such, these transactions qualify as party-in-interest transactions.

8.	RECONCILIATION TO THE FORM 5500

The Plan's net assets available for benefits at December 31, 2001 and 2000 include $5,234,173 and $949,624, respectively, for participants who have elected distributions but have not yet been paid. In the Plan's Form 5500, for the years ended December 31, 2001 and 2000, these amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries.

SCHEDULE I

GEORGIA-PACIFIC CORPORATION

HOURLY 401(K) PLAN

SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

	Investment Description	Shares or Face Amount	Cost	Current Value

	FIXED INCOME OPTIONS:
*	Vanguard Short-Term Treasury Fund	3,141,918	(a)	$ 33,084,399
*	Vanguard Total Bond Market Index Fund	2,519,537	(a)	25,548,109
	Loomis Sayles Bond Fund--Institutional Class	41,661	(a)	434,945

	Total fixed income options			59,067,453

	COMPANY STOCK OPTIONS:
*	Georgia-Pacific Group Stock Fund	27,379,817	(a)	224,859,483
	Plum Creek Stock Fund	1,488,030	(a)	8,220,754

	Total company stock options			233,080,237

	BALANCED OPTIONS:
*	Vanguard Balanced Index Fund	995,400	(a)	17,777,846
*	Vanguard LifeStrategy Growth Fund	245,401	(a)	4,277,340
*	Vanguard LifeStrategy Income Fund	36,074	(a)	463,913
*	Vanguard LifeStrategy Conservative Growth Fund	122,039	(a)	1,715,869
*	Vanguard LifeStrategy Moderate Growth Fund	236,963	(a)	3,774,821

	Total balanced options			28,009,789

	GROWTH AND INCOME OPTIONS:
*	Vanguard 500 Index Fund	882,603	(a)	93,458,806
*	Vanguard Total Stock Market Index Fund	902,057	(a)	23,218,956
*	Vanguard Windsor II Fund	113,628	(a)	2,907,743

	Total growth and income options			119,585,505

	GROWTH OPTIONS:
*	Vanguard Extended Market Index Fund	40,323	(a)	931,065
*	Vanguard PRIMECAP Fund	310,092	(a)	15,975,919

	Total growth options			16,906,984

	AGGRESSIVE GROWTH OPTION:
*	Vanguard Small-Cap Index Fund	77,988	(a)	1,545,714

	MONEY MARKET OPTION:
*	Vanguard Treasury Money Market Fund	60,186,063	(a)	60,186,063

	INTERNATIONAL OPTION:
*	Vanguard International Growth Fund	401,499	(a)	6,026,503

*	PARTICIPANT LOANS (INTEREST RATES RANGE FROM 5.75% TO 10%)			11,378,771

	Total investments			$535,787,019
				=============

*Represents a party in interest to the Plan.

(a) Participant-directed.

The accompanying notes are an integral part of this schedule.

SIGNATURES
The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GEORGIA-PACIFIC CORPORATION HOURLY 401(K) PLAN

By: GEORGIA-PACIFIC CORPORATION, as plan administrator

Date: May 14, 2002	By: /s/ Danny W. Huff
Danny W. Huff
Executive Vice President--Finance
and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

23	Consent of Arthur Andersen LLP

99.1	Representation letter from Georgia-Pacific Corporation to the SEC regarding representation received from Arthur Andersen LLP pursuant to Temporary Note 3T to Article 3 of Regulation S-X.